Brian A. Johnson

August 14, 2015	+1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention:  Larry Spirgel

Re:	Nabriva Therapeutics AG

Amendment No.1 to Registration Statement on Form F-1

Filed July 7, 2015

File No. 333-205073

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), set forth below is additional information to supplement the Company’s prior responses to comments previously communicated orally and in writing by the staff (the “Staff”) of the Securities and Exchange Commission relating to Amendment No.1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares (the “ADSs”). These updated responses from the Company supplement the original responses contained in its letters to the Staff dated July 17, 2015, July 27, 2015 and July 31, 2015.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company and are provided on behalf of the Company.

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The Company advises the Staff that, following its prior discussions with the Staff, the Company has further assessed and documented its analysis of the requirements of IAS 32 – Financial Instruments: Presentation (“IAS 32”) against the terms of both the shareholders agreement dated September 17, 2009 (the “Shareholders Agreement 2009”) and the shareholders agreement dated April 2, 2015 (the “Shareholders Agreement 2015”), as well as Austrian Company Law, all as it relates to the accounting for the Company’s issued common shares. IAS 32 requires that the substance of the contractual arrangements rather than the form be the crucial determinate of

Securities and Exchange Commission August 14, 2015 Page 2

classification as a liability or equity. The judgement of the Company is that, with the exception of the preferred B dividend right of the 2015 preferred B shareholders granted under the Shareholders Agreement 2015 (the “preferred B dividend right”), it has only issued common shares that evidence a residual interest in the assets of the Company.

No shareholder can require the Company to pay cash, a financial asset or a variable number of the Company’s shares, other than holders of the preferred B dividend right granted to certain shareholders under the Shareholders Agreement 2015 which has been accounted for as a liability. The Shareholders Agreements 2009 and 2015 solely create ‘preference rights’. These preference rights describe how the shareholders have agreed to distribute any proceeds that might arise from certain exit type events such as an initial public offering of the Company, the sale of a majority of the Company’s assets or an eventual liquidation of the Company. The preference rights do not create ‘redeemable’ shares, rather they describe how the holders of the shares will participate in the proceeds in the event of an exit type event.

The exit type events that might give rise to such proceeds are within the control of the Company, i.e. the corporate bodies of the Company based on the governance structure provided for under Austrian Company Law. Thus, the Company does not have an unavoidable contractual obligation to deliver cash or a variable number of its own shares.

The Company has not, to date, been required to pay cash or deliver a variable number of its own shares. All preference rights granted under the Shareholders Agreement 2009 were cancelled in April 2015 for no compensation upon conclusion of the Shareholders Agreement 2015. The Company expects, in the event of a completed initial public offering (“IPO”), to issue a variable number of shares to the holders of the preferred B dividend rights. All preference rights related to the Company’s shares at the date of the IPO will lapse at the point of a completed IPO. The accompanied detailed analysis included as Appendix A to this letter summarizes the relevant clauses of the Shareholders Agreements 2009 and 2015 and Austrian Company Law as well as the requirements of IAS 32 and its application guidance that were considered by the Company for the determination of equity or liability classification. A detailed summary of the Shareholders Agreement 2009 and the Shareholders Agreement 2015 are included as Exhibit A and Exhibit B, respectively, to the analysis in Appendix A. Where applicable to the accounting analysis documented therein, reference has been made to the relevant sections of each Exhibit in support of the assessment made by the Company.

*        *        *

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Securities and Exchange Commission August 14, 2015 Page 3

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom

Ralf Schmid

APPENDIX A

Consideration of the relevant provisions of IAS 32:

Standard reference	Excerpt from IAS 32	Consideration of Shareholders Agreements and Austrian Company Law	Accounting assessment
IAS 32.11

“A financial liability is any liability that is:

(a) a contractual obligation:

(i) to deliver cash or another financial asset to another entity; or

(ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity; or

(b) a contract that will or may be settled in the entity’s own equity instruments and is:

(i) a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

(ii) a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments. For this purpose, rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. Also for these purposes the entity’s own equity instruments do not include puttable financial instruments classified as equity instruments in accordance with paragraphs 16A and 16B, instruments that impose on the entity an obligation to deliver to

Nabriva has solely issued common par-value shares with a nominal amount of EUR 1 as registered with the commercial register. No other class of shares has been issued by Nabriva. [Exhibit A- Item 1; Exhibit B- Item 1]

The holders of common shares with certain contractual preference rights pursuant to the Shareholders Agreements 2009 and 2015 are entitled to receive a “preferred dividend” (such dividend being solely contractually agreed under the Shareholders Agreements 2009 and 2015, but not provided for as a matter of statutory law) of 8% of the respective share purchase price for each business year upon the occurrence of certain events. [Exhibit A- Item 2.1; Exhibit B- Item 2.1]

Under the Shareholders Agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the

The Company has analyzed the Shareholders Agreements 2009 and 2015 in conjunction with the common shares and Austrian Company Law.

The Shareholders Agreements 2009 and 2015 contain provisions that could result in the issuance of a variable number of the Company’s shares, however, the Company has the ability to control whether or not such events occur, thus the Company can avoid the issuance of a variable number of shares and does not have a contractual obligation. The only exception is the preferred B dividend right granted to certain shareholders under the Shareholders Agreement 2015 which has been accounted for as a liability.

The Shareholders Agreements 2009 and 2015 contain certain provisions that provide for a redistribution of any proceeds arising from the sale of existing shares by current shareholders. Any proceeds available from such a sale do not flow to the Company for distribution to shareholders but are a transaction solely among shareholders.

The Shareholders Agreements 2009 and 2015 further provide for the possibility of ‘redemption’ by way of (i) repayment of the nominal value (1 euro) of each common share of the Company in the course of a capital decrease and, additionally, (ii) the distribution of statutory dividends. The another party a pro rata share of the net assets of the entity only on liquidation and are classified as equity instruments in accordance with paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the entity’s own equity instruments.

As an exception, an instrument that meets the definition of a financial liability is classified as an equity instrument if it has all the features and meets the conditions in paragraphs 16A and 16B or paragraphs 16C and 16D.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.”

preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. [Exhibit A- Item 2.2 Preferred Dividend Events]

Under the Shareholders Agreement 2015, the circumstances triggering a preferred dividend event, other than the redemption, the voluntary conversion and the decision on an automatic conversion by a majority of the shareholders with preferential rights, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. The conversion events mentioned above are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function. [Exhibit B- Item 2.2 Preferred Dividend Events]

Refer also to Exhibit A- Item 3.1 and Exhibit B- Item 3.1 for a summary of the liquidation events that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Company believes that the likelihood that it could be compelled to pay even the nominal value per share is remote and therefore has concluded that this clause lacks commercial substance when determining the classification of the Company’s common shares.

The Company has concluded that with the exception of the preferred B dividend right granted to certain shareholders under the Shareholders Agreement 2015, it cannot be obliged to pay cash, transfer financial assets or issue a variable number of its own shares.

Refer also to Exhibit B- Item 4 for a summary of the conversion events that qualify as a preferred dividend event under the Shareholders Agreement 2015.

Refer also to Exhibit A- Item 5 and Exhibit B- Item 5 for a summary of the redemption provisions that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit A- Item 2.4 and Exhibit B- Item 2.4 for a summary of the mechanics for the payment of a preferred dividend upon the occurrence of a preferred dividend event.

IAS 32.13	In this Standard, ‘contract’ and ‘contractual’ refer to an agreement between two or more parties that has clear economic consequences that the parties have little, if any, discretion to avoid, usually because the agreement is enforceable by law. Contracts, and thus financial instruments, may take a variety of forms and need not be in writing.		The Company has determined that the Shareholders Agreements 2009 and 2015 are relevant for the purpose of classification of the common shares of the Company under IAS 32.

IAS 32.15	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]

The Company has concluded that it has issued a compound financial instrument under the Shareholders Agreement 2015 consisting of a right to variable shares to satisfy the preferred dividend rights of certain shareholders (preferred B dividend right).

The Company has concluded that the shares issued under the Shareholders Agreement of 2009 evidence only a residual interest in the assets of the Company and hence an equity instrument.

IAS 32.17	With the exception of the circumstances described in paragraphs 16A and 16B or	The holders of common shares with certain contractual preference rights pursuant to the	The Company has concluded that with the exception of the preferred B dividend right paragraphs 16C and 16D, a critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation of one party to the financial instrument (the issuer) either to deliver cash or another financial asset to the other party (the holder) or to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavourable to the issuer. Although the holder of an equity instrument may be entitled to receive a pro rata share of any dividends or other distributions of equity, the issuer does not have a contractual obligation to make such distributions because it cannot be required to deliver cash or another financial asset to another party.

Shareholders Agreements 2009 and 2015 are entitled to receive a “preferred dividend” (such dividend being solely contractually agreed under the Shareholders Agreements 2009 and 2015, but not provided for as a matter of statutory law) of 8% of the respective share purchase price for each business year upon the occurrence of certain events. [Exhibit A- Item 2.1; Exhibit B- Item 2.1]

Under the Shareholders Agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. [Exhibit A- Item 2.2 Preferred Dividend Events]

Under the Shareholders Agreement 2015, the circumstances triggering a preferred dividend event, other than the redemption, the voluntary conversion and the decision on an automatic conversion by a majority of the shareholders with preferential rights, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50%

granted to certain shareholders under the Shareholders Agreement 2015, it cannot be obliged to pay cash, transfer financial assets or issue a variable number of its own shares.

The Company’s shares are not puttable instruments and no put rights are created under the Shareholders Agreements 2009 and 2015.

majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. The conversion events mentioned above are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function. [Exhibit B- Item 2.2 Preferred Dividend Events]

The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]

Refer also to Exhibit A- Item 3.1 and Exhibit B- Item 3.1 for a summary of the liquidation events that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit B- Item 4 for a summary of the conversion events that qualify as a preferred dividend event under the Shareholders Agreement 2015.

Refer also to Exhibit A- Item 5 and Exhibit B- Item 5 for a summary of the redemption provisions that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit A- Item 2.4 and Exhibit B- Item 2.4 for a summary of the mechanics for the payment of a preferred dividend upon the occurrence of a preferred dividend event.

IAS 32.18

The substance of a financial instrument, rather than its legal form, governs its classification in the entity’s statement of financial position. Substance and legal form are commonly consistent, but not always. Some financial instruments take the legal form of equity but are liabilities in substance and others may combine features associated with equity instruments and features associated with financial liabilities. For example:

(a) a preference share that provides for mandatory redemption by the issuer for a fixed or determinable amount at a fixed or determinable future date, or gives the holder the right to require the issuer to redeem the instrument at or after a particular date for a fixed or determinable amount, is a financial liability.

(b) a financial instrument that gives the holder the right to put it back to the issuer for cash or another financial asset (a ‘puttable instrument’) is a financial liability, except for those instruments classified as equity instruments in accordance with paragraphs 16A and 16B or paragraphs 16C and 16D. The financial

Holders of shares with preferential rights under the Shareholders Agreement 2009 and 2015 have ‘redemption rights’ at any time before an IPO or a liquidation event, subject to the requirements of Austrian Company Law. Under Austrian Company Law, a redemption of shares is generally prohibited. Other than declared dividends, the only process available to shareholders to receive cash from the company and – in return – surrender their shares is by way of: (i) a capital decrease or (ii) a capital reduction against cancellation of shares. [Exhibit A- Item 5.1; Exhibit B- 5.1]

In the course of a capital decrease, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) provided that all creditors have been satisfied and/or collateral has been provided for their claims.

Once such a decision on a capital decrease is taken, a subset of detailed steps have to be followed, including, in particular, the convocation of all creditors and expiry of a three-month-waiting period. The amount of the capital decrease is finally distributed to all common shareholders on a pro rate a basis.

The preference rights under the Shareholders Agreements 2009 and 2015, with the exception of the preferred B dividend right granted to certain shareholders under the Shareholders Agreement 2015, do not give any shareholder the right to a fixed or determinable amount of cash or an amount satisfied by a variable number of shares. The preference rights describe how the shareholders will participate in any distributions that may be made and how the proceeds of a sale by shareholders of existing shares would be distributed amongst the shareholders. The rights to effect a capital decrease or a capital reduction against cancellation of shares by way of a shareholders’ resolution exist for any joint stock company under Austrian company law, relate only to the nominal amount of 1 euro per share and it has been assessed by the company as remote that such a ‘redemption’ might be claimed.

The Company’s shares are not puttable instruments and no put rights are created under the Shareholders Agreements 2009 and 2015.

instrument is a financial liability even when the amount of cash or other financial assets is determined on the basis of an index or other item that has the potential to increase or decrease. The existence of an option for the holder to put the instrument back to the issuer for cash or another financial asset means that the puttable instrument meets the definition of a financial liability, except for those instruments classified as equity instruments in accordance with paragraphs 16A and 16B or paragraphs 16C and 16D. For example, open-ended mutual funds, unit trusts, partnerships and some co-operative entities may provide their unitholders or members with a right to redeem their interests in the issuer at any time for cash which results in the unitholders’ or members’ interests being classified as financial liabilities, except for those instruments classified as equity instruments in accordance with paragraphs 16A and 16B or paragraphs 16C and 16D. However, classification as a financial liability does not preclude the use of descriptors such as ‘net asset value attributable to unitholders’ and ‘change in net asset value attributable to unitholders’ in the financial statements of an entity that has no contributed equity (such as some mutual funds and unit trusts, see Illustrative Example 7) or the use of additional disclosure to show that total members’ interests comprise items such as reserves that meet the definition of equity and puttable instruments that do not (see Illustrative Example 8).

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and resolution of the shareholders’ meeting. [Exhibit A- Item 5.2; Exhibit B- Item 5.2]

A capital reduction by way of cancellation of shares is only permitted (i) when it has been provided for in the company’s articles of association (compulsory collection), or (ii) when the shareholders’ meeting approves a repurchase of own shares for the purpose of their cancellation. The articles of association of the company do not foresee a (mandatory or discretionary) capital reduction by way of cancellation of shares. As such, the cancellation can only be made by way of a reduction of the share capital. [Exhibit A- Item 5.3; Exhibit B- Item 5.3]

The Shareholders Agreements do not establish a mandatory redemption right for any individual holder of a common share. Such general redemption right is not permissible under Austrian law. The only available mechanism to effect any payment to a shareholder is by way of a capital decrease, which is subject to a vote of the shareholders’ meeting as the corporate body of the company.[Exhibit A- Item 5; Exhibit B- Item 5]

IAS 32.19	If an entity does not have an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the obligation	The Shareholders Agreements 2009 and 2015 cannot, in a legally binding manner, create any direct obligations of the company to effect	The Company can avoid delivering cash or a variable number of shares, other than those arising under the preferred B dividend rights meets the definition of a financial liability, except for those instruments classified as equity instruments in accordance with paragraphs 16A and16B or paragraphs 16C and 16D. For example:

(a) a restriction on the ability of an entity to satisfy a contractual obligation, such as lack of access to foreign currency or the need to obtain approval for payment from a regulatory authority, does not negate the entity’s contractual obligation or the holder’s contractual right under the instrument.

(b) a contractual obligation that is conditional on a counterparty exercising its right to redeem is a financial liability because the entity does not have the unconditional right to avoid delivering cash or another financial asset.

payments to shareholders if there are no distributable profits. In case no distributable profits are available, the Shareholders Agreements 2009 and 2015 contemplate the issuance of new shares against payment of a capital contribution to achieve a corresponding economic effect. The implementation thereof is subject to a vote of the shareholders’ meeting. Further, the issuance of any (new) shares would inter alia require a capital contribution to effect such capital increase. The issuance of shares without any consideration would violate Austrian capital maintenance laws. [Exhibit A- Item 1; Exhibit B- Item 1].

In case of available distributable profits, dividend payments, if any, are subject to a proposal by the management board to distribute a dividend and a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company (irrespective of any contractually agreed preference rights). No individual shareholder can request the company to pay dividends even if the company has distributable profits. [Exhibit A – Item 2.4.1, Exhibit B – Item 2.4.1]

The ‘payment’ of a preferred dividend, is provided for under the Shareholders Agreements 2009 and 2015 upon a) the occurrence of a preferred dividend event, b) a decision of shareholders with preferential rights opting for either a cash payment or the issuance of new shares, and c) the implementation of such measures, subject to Austrian law.

Under the Shareholders Agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a issued to certain shareholders under the Shareholders Agreement 2015, because it can control whether or not such events occur or deems that the respective clause does not have any commercial substance. The proceeds from a sale by existing shareholders of their shares would result in a distribution of the proceeds among the shareholders and not involve the Company.

The Company is not relying on counterparties refraining from exercising their rights to determine the classification of shares and the Shareholders Agreements 2009 and 2015.

decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. [Exhibit A- Item 2.2 Preferred Dividend Events]

Under the Shareholders Agreement 2015, the circumstances triggering a preferred dividend event, other than the redemption, the voluntary conversion and the decision on an automatic conversion by a majority of the shareholders with preferential rights, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. The conversion events mentioned above are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function. [Exhibit B- Item 2.2 Preferred Dividend Events]

The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]

Refer also to Exhibit A- Item 3.1 and Exhibit B- Item 3.1 for a summary of the liquidation events that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit B- Item 4 for a summary of the conversion events that qualify as a preferred dividend event under the Shareholders Agreement 2015.

Refer also to Exhibit A- Item 5 and Exhibit B- Item 5 for a summary of the redemption provisions that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit A- Item 2.4 and Exhibit B- Item 2.4 for a summary of the mechanics for the payment of a preferred dividend upon the occurrence of a preferred dividend event.

IAS 32.20

A financial instrument that does not explicitly establish a contractual obligation to deliver cash or another financial asset may establish an obligation indirectly through its terms and conditions. For example:

(a) a financial instrument may contain a non-financial obligation that must be settled if, and only if, the entity fails to make distributions or to redeem the instrument. If the entity can avoid a transfer of cash or another financial asset only by settling the non-financial obligation, the financial instrument is a financial liability.

(b) a financial instrument is a financial liability if it provides that on settlement the entity will deliver either:

(i) cash or another financial asset; or

(ii) its own shares whose value is determined to exceed substantially the value of the cash or other financial asset.

Although the entity does not have an explicit contractual obligation to deliver cash or another financial asset, the value of the share settlement alternative is such that the entity will settle in cash. In any event, the holder has in substance been guaranteed receipt of an amount that is at least equal to the cash settlement option (see paragraph 21).

The holders of common shares with certain contractual preference rights pursuant to the Shareholders Agreements 2009 and 2015 are entitled to receive a ‘preferred dividend’ (such dividend being solely contractually agreed under the Shareholders Agreements 2009 and 2015, but not provided for as a matter of statutory law) of 8% of the respective share purchase price for each business year upon the occurrence of certain events. [Exhibit A- Item 2.1; Exhibit B- Item 2.1]

Under the Shareholders Agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. [Exhibit A- Item 2.2 Preferred Dividend Events]

Under the Shareholders Agreement 2015, the circumstances triggering a preferred dividend event, other than the redemption, the voluntary conversion and the decision on an automatic conversion by a majority of the shareholders with

There are no provisions that involve any non-financial obligations.

The preferred B dividend rights, granted to certain shareholders under the Shareholders Agreement 2015, are the only instance where the Company can be compelled to issue a variable number of its own shares to satisfy a determinable amount, equal to a cash dividend of 8% on invested capital. This component has been accounted for as a liability and measured under the provisions of IAS 32.28 – IAS 32.31.

preferential rights, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. The conversion events mentioned above are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function. [Exhibit B- Item 2.2 Preferred Dividend Events]

The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]

Refer also to Exhibit A- Item 3.1 and Exhibit B- Item 3.1 for a summary of the liquidation events that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit B- Item 4 for a summary of the conversion events that qualify as a preferred dividend event under the Shareholders Agreement 2015.

Refer also to Exhibit A- Item 5 and Exhibit B- Item 5 for a summary of the redemption provisions that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit A- Item 2.4 and Exhibit B- Item 2.4 for a summary of the mechanics for the payment of a preferred dividend upon the occurrence of a preferred dividend event.

IAS 32.21	A contract is not an equity instrument solely because it may result in the receipt or delivery of the entity’s own equity instruments. An entity may have a contractual right or obligation to receive or deliver a number of its own shares or other equity instruments that varies so that the fair value of the entity’s own equity instruments to be received or delivered equals the amount of the contractual right or obligation. Such a contractual right or obligation may be for a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity’s own equity instruments (eg an interest rate, a commodity price or a financial instrument price). Two examples are (a) a contract to deliver as many of the entity’s own equity instruments as are equal in value to CU100, and (b) a contract to deliver as many of the entity’s own equity instruments as are equal in value to the value of 100 ounces of gold. Such a contract is a financial liability of the entity	Under the Shareholders Agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. [Exhibit A- Item 2.2 Preferred Dividend Events]	With the exception of the preferred B dividend right granted to certain shareholders under the Shareholders Agreement 2015, the preference rights under the Shareholders Agreements 2009 and 2015 only provide for the distribution of the net assets of the company and do not entitle any shareholder to a fixed or determinable amount.

even though the entity must or can settle it by delivering its own equity instruments. It is not an equity instrument because the entity uses a variable number of its own equity instruments as a means to settle the contract. Accordingly, the contract does not evidence a residual interest in the entity’s assets after deducting all of its liabilities.

Under the Shareholders Agreement 2015, the circumstances triggering a preferred dividend event, other than the redemption, the voluntary conversion and the decision on an automatic conversion by a majority of the shareholders with preferential rights, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. The conversion events mentioned above are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function. [Exhibit B- Item 2.2 Preferred Dividend Events]

The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]

Refer also to Exhibit A- Item 3.1 and Exhibit B- Item 3.1 for a summary of the liquidation events that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit B- Item 4 for a summary of the conversion events that qualify as a preferred dividend event under the Shareholders Agreement 2015.

Refer also to Exhibit A- Item 5 and Exhibit B- Item 5 for a summary of the redemption provisions that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit A- Item 2.4 and Exhibit B- Item 2.4 for a summary of the mechanics for the payment of a preferred dividend upon the occurrence of a preferred dividend event.

IAS 32.23	With the exception of the circumstances described in paragraphs 16A and 16B or paragraphs 16C and 16D, a contract that contains an obligation for an entity to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability for the present value of the redemption amount (for example, for the present value of the forward repurchase price, option exercise price or other redemption amount). This is the case even if the contract itself is an equity instrument. One example is an entity’s obligation under a forward contract to purchase its own equity instruments for cash. The financial liability is recognised initially at the present value of the redemption amount, and is reclassified from equity.

The Shareholders Agreements 2009 and 2015 do not establish a mandatory redemption right for any individual holder of a common share. Such general redemption right is not permissible under Austrian law. Other than declared dividends, the only process available to shareholders to receive cash from the company and – in return – surrender their shares is by way of: (i) a capital decrease or (ii) a capital reduction against cancellation of shares. [Exhibit A- Item 5.1; Exhibit B- 5.1]

In the course of a capital decrease, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) provided that all creditors have been satisfied and/or collateral has been provided for their claims.

The rights to effect a capital decrease or a capital reduction against cancellation of shares exist for any joint stock company under Austrian company law, relate only to the nominal amount of 1 euro per share and it has been assessed by the company as remote that such a ‘redemption’ would be claimed. The judgement of the company is that the ‘redemption’ rights granted in the Shareholders Agreement 2009 and 2015 lack commercial substance and do not result in classification of the instrument as a financial liability.

Subsequently, the financial liability is measured in accordance with IFRS 9. If the contract expires without delivery, the carrying amount of the financial liability is reclassified to equity. An entity’s contractual obligation to purchase its own equity instruments gives rise to a financial liability for the present value of the redemption amount even if the obligation to purchase is conditional on the counterparty exercising a right to redeem (eg a written put option that gives the counterparty the right to sell an entity’s own equity instruments to the entity for a fixed price).

Once such a decision on a capital decrease is taken, a subset of detailed steps have to be followed, including, in particular, the convocation of all creditors and expiry of a three-month-waiting period. The amount of the capital decrease is finally distributed to all common shareholders on a pro rate a basis.

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and resolution of the shareholders’ meeting. [Exhibit A- Item 5.2; Exhibit B- Item 5.2]

A capital reduction by way of cancellation of shares is only permitted (i) when it has been provided for in the company’s articles of association (compulsory collection), or (ii) when the shareholders’ meeting approves a repurchase of own shares for the purpose of their cancellation. The articles of association of the company do not foresee a (mandatory or discretionary) capital reduction by way of cancellation of shares. As such, the cancellation can only be made by way of a reduction of the share capital. [Exhibit A- Item 5.3; Exhibit B- Item 5.3]

IAS 32.24	A contract that will be settled by the entity delivering or receiving a fixed number of its own equity instruments in exchange for a variable amount of cash or another financial asset is a financial asset or financial liability. An example	The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board	The Company has not agreed to deliver a fixed number of its own equity instruments for a variable amount of cash under either the Shareholders Agreement 2009 and 2015. The Company has agreed to deliver a variable number

	is a contract for the entity to deliver 100 of its own equity instruments in return for an amount of cash calculated to equal the value of 100 ounces of gold.	or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]	of shares to satisfy the value of the preferred B dividend right granted to certain shareholders under the Shareholders Agreement 2015 and has accounted for this as a liability.

IAS 32.25

A financial instrument may require the entity to deliver cash or another financial asset, or otherwise to settle it in such a way that it would be a financial liability, in the event of the occurrence or non-occurrence of uncertain future events (or on the outcome of uncertain circumstances) that are beyond the control of both the issuer and the holder of the instrument, such as a change in a stock market index, consumer price index, interest rate or taxation requirements, or the issuer’s future revenues, net income or debt to equity ratio. The issuer of such an instrument does not have the unconditional right to avoid delivering cash or another financial asset (or otherwise to settle it in such a way that it would be a financial liability). Therefore, it is a financial liability of the issuer unless:

(a) the part of the contingent settlement provision that could require settlement in cash or another financial asset (or otherwise in such a way that it would be a financial liability) is not genuine;

(b) the issuer can be required to settle the obligation in cash or another financial asset (or otherwise to settle it in such a way that it would be a financial liability) only in the event of liquidation of the issuer; or

(c) the instrument has all of the features and meets the conditions in paragraphs 16A and 16B.

The Shareholders Agreements 2009 and 2015 do not establish a mandatory redemption right for any individual holder of a common share. Such general redemption right is not permissible under Austrian law. Other than declared dividends, the only process available to shareholders to receive cash from the company and – in return – surrender their shares is by way of: (i) a capital decrease or (ii) a capital reduction against cancellation of shares. [Exhibit A- Item 5.1; Exhibit B- 5.1]

In the course of a capital decrease, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) provided that all creditors have been satisfied and/or collateral has been provided for their claims.

Once such a decision on a capital decrease is taken, a subset of detailed steps have to be followed, including, in particular, the convocation of all creditors and expiry of a three-month-waiting period. The amount of the capital decrease is finally distributed to all common shareholders on a pro rata a basis.

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory

There are no contingent settlement provisions that are outside the control of the Company that could result in the payment of cash or a variable number of the Company’s shares.

The Company has assessed the redemption feature in the Shareholders Agreements 2009 and 2015 as lacking commercial substance, because, under Austrian law, the only mechanism to achieve a redemption is a capital decrease, which requires a series of detailed steps to accomplish it and would only return a nominal per share amount to the shareholders. The Company believes that the likelihood that it could be compelled to pay even the nominal value per share is remote.

The Company has concluded that the liquidation events specified in the Shareholders Agreement 2009 and 2015 are within the control of the Company, save for the sale of shares in the company. In the latter case, however, no payment is effected by the company.

IAS 32.25 (c) is not applicable.

dividend have been observed, i.e. proposal for the distribution and resolution of the shareholders’ meeting. [Exhibit A- Item 5.2; Exhibit B- Item 5.2]

A capital reduction by way of cancellation of shares is only permitted (i) when it has been provided for in the company’s articles of association (compulsory collection), or (ii) when the shareholders’ meeting approves a repurchase of own shares for the purpose of their cancellation. The articles of association of the company do not foresee a (mandatory or discretionary) capital reduction by way of cancellation of shares. As such, the cancellation can only be made by way of a reduction of the share capital. [Exhibit A- Item 5.3; Exhibit B- Item 5.3]

All liquidation events lead to the distribution of the proceeds received by the shareholders (in the case of a sale/disposal of shares) or, in all other cases, by the company. In case the liquidation event does not cause the termination of the company, such payment by the company is subject to the procedure for the distribution of dividends, as described in Exhibit A- Item 2.4.1 and Exhibit B- Item 2.4.1, or the procedure for the reduction of share capital, as described in Exhibit A- Item 5.2 and Exhibit B- Item.

The company ‘pays out’ any funds to the shareholders as a collective in accordance with their statutory dividend entitlement (which corresponds to their pro rata shareholding in the company), who then distribute the proceeds among themselves in line with the contractually agreed liquidation preferences, by taking into account any preferred dividends. [Exhibit A- Item 3.2; Exhibit B- Item 3.2]

IAS 32.35	Interest, dividends, losses and gains relating to a financial instrument or a component that is a financial liability shall be recognised as income or expense in profit or loss. Distributions to holders of an equity instrument shall be recognised by the entity directly in equity. Transaction costs of an equity transaction shall be accounted for as a deduction from equity.	The Company has classified the preferred B dividend rights issued to certain shareholders under the Shareholders Agreement 2015 as a liability and the accretion of interest and any value changes will be accounted for as financial income or expense.

IAS 32.AG6	‘Perpetual’ debt instruments (such as ‘perpetual’ bonds, debentures and capital notes) normally provide the holder with the contractual right to receive payments on account of interest at fixed dates extending into the indefinite future, either with no right to receive a return of principal or a right to a return of principal under terms that make it very unlikely or very far in the future. For example, an entity may issue a financial instrument requiring it to make annual payments in perpetuity equal to a stated interest rate of 8 per cent applied to a stated par or principal amount of CU1,000. Assuming 8 per cent to be the market rate of interest for the instrument when issued, the issuer assumes a contractual obligation to make a stream of future interest payments having a fair value (present value) of CU1,000 on initial recognition. The holder and issuer of the instrument have a financial asset and a financial liability, respectively.

The holders of common shares with certain contractual preference rights pursuant to the Shareholders Agreements 2009 and 2015 are entitled to receive a ‘preferred dividend’ (such dividend being solely contractually agreed under the Shareholders Agreements of 2009 and 2015, but not provided for as a matter of statutory law) of 8% of the respective share purchase price for each business year upon the occurrence of certain events. [Exhibit A- Item 2.1; Exhibit B- Item 2.1]

Under the Shareholders Agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. [Exhibit A- Item 2.2 Preferred Dividend Events]

The preferred B dividend rights under the Shareholders Agreement 2015 are perpetual and do not lapse until certain stated events (including a successful IPO) occur. The ‘preferred dividend rights’ under the 2009 Shareholder’s Agreement determine the relative rights of the shareholders to participate in any distributions made by the Company. No preferred dividends were declared or paid under the Shareholders Agreement 2009 and the rights lapsed when the Shareholder’s Agreement 2015 was executed.

Under the Shareholders Agreement 2015, the circumstances triggering a preferred dividend event, other than the redemption, the voluntary conversion and the decision on an automatic conversion by a majority of the shareholders with preferential rights, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. The conversion events mentioned above are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function. [Exhibit B- Item 2.2 Preferred Dividend Events]

The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]

Refer also to Exhibit A- Item 3.1 and Exhibit B- Item 3.1 for a summary of the liquidation events that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit B- Item 4 for a summary of the conversion events that qualify as a preferred dividend event under the Shareholders Agreement 2015.

Refer also to Exhibit A- Item 5 and Exhibit B- Item 5 for a summary of the redemption provisions that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit A- Item 2.4 and Exhibit B- Item 2.4 for a summary of the mechanics for the payment of a preferred dividend upon the occurrence of a preferred dividend event.

IAS 32.AG8	The ability to exercise a contractual right or the requirement to satisfy a contractual obligation may be absolute, or it may be contingent on the occurrence of a future event. For example, a financial guarantee is a contractual right of the lender to receive cash from the guarantor, and a corresponding contractual obligation of the guarantor to pay the lender, if the borrower defaults. The contractual right and obligation exist because of a past transaction or event (assumption of the guarantee), even though the lender’s ability to exercise its right and the requirement for the guarantor to perform under its obligation are both contingent on a future act of	Under the Shareholders Agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the	The Shareholders Agreements 2009 and 2015 do not contain contingent settlement provisions that are outside the control of the Company or might result in the Company paying cash or issuing a variable number of shares except for the preferred B dividend rights granted to certain shareholders under the Shareholders Agreement 2015.

default by the borrower. A contingent right and obligation meet the definition of a financial asset and a financial liability, even though such assets and liabilities are not always recognised in the financial statements. Some of these contingent rights and obligations may be insurance contracts within the scope of IFRS 4.

preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. [Exhibit A- Item 2.2 Preferred Dividend Events]

Under the Shareholders Agreement 2015, the circumstances triggering a preferred dividend event, other than the redemption, the voluntary conversion and the decision on an automatic conversion by a majority of the shareholders with preferential rights, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. The conversion events mentioned above are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function. [Exhibit B- Item 2.2 Preferred Dividend Events]

The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]

Refer also to Exhibit A- Item 3.1 and Exhibit B- Item 3.1 for a summary of the liquidation events that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit B- Item 4 for a summary of the conversion events that qualify as a preferred dividend event under the Shareholders Agreement 2015.

Refer also to Exhibit A- Item 5 and Exhibit B- Item 5 for a summary of the redemption provisions that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit A- Item 2.4 and Exhibit B- Item 2.4 for a summary of the mechanics for the payment of a preferred dividend upon the occurrence of a preferred dividend event.

IAS32.AG25	Preference shares may be issued with various rights. In determining whether a preference share is a financial liability or an equity instrument, an issuer assesses the particular rights attaching to the share to determine whether it exhibits the fundamental characteristic of a financial liability. For example, a preference share that provides for redemption on a specific date or at the option of	The Shareholders Agreements 2009 and 2015 do not establish a mandatory redemption right for any individual holder of a common share. Such general redemption right is not permissible under Austrian law. Other than declared dividends, the only process available to shareholders to receive cash from the company and – in return – surrender their shares is by way of: (i) a capital	No share can be redeemed at a specific date or for a specific amount under Austrian company law other than the statutory right for shareholders to claim only the nominal value of shares in certain specific situations. The Company has assessed the likelihood of such redemption as remote. The Shareholder’s Agreement of 2009 and 2015 do not give rise to the ability of any shareholder to redeem its shares for a fixed or determinable amount.

the holder contains a financial liability because the issuer has an obligation to transfer financial assets to the holder of the share. The potential inability of an issuer to satisfy an obligation to redeem a preference share when contractually required to do so, whether because of a lack of funds, a statutory restriction or insufficient profits or reserves, does not negate the obligation. An option of the issuer to redeem the shares for cash does not satisfy the definition of a financial liability because the issuer does not have a present obligation to transfer financial assets to the shareholders. In this case, redemption of the shares is solely at the discretion of the issuer. An obligation may arise, however, when the issuer of the shares exercises its option, usually by formally notifying the shareholders of an intention to redeem the shares.

decrease or (ii) a capital reduction against cancellation of shares. [Exhibit A- Item 5.1; Exhibit B- 5.1]

In the course of a capital decrease, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) provided that all creditors have been satisfied and/or collateral has been provided for their claims.

Once such a decision on a capital decrease is taken, a subset of detailed steps have to be followed, including, in particular, the convocation of all creditors and expiry of a three-month-waiting period. The amount of the capital decrease is finally distributed to all common shareholders on a pro rate a basis.

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and resolution of the shareholders’ meeting. [Exhibit A- Item 5.2; Exhibit B- Item 5.2]

A capital reduction by way of cancellation of shares is only permitted (i) when it has been provided for in the company’s articles of association (compulsory collection), or (ii) when the shareholders’ meeting approves a repurchase of own shares for the purpose of their cancellation. The articles of association of the company do not foresee a (mandatory or discretionary) capital reduction by way of cancellation of shares. As such, the cancellation can only be made by way of a reduction of the share capital. [Exhibit A- Item 5.3; Exhibit B- Item 5.3]

All liquidation events lead to the distribution of the proceeds received by the shareholders (in the case of a sale/disposal of shares) or, in all other cases, by the company. In case the liquidation event does not cause the termination of the company, such payment by the company is subject to the procedure for the distribution of dividends, as described in Exhibit A- Item 2.4.1 and Exhibit B- Item 2.4.1, or the procedure for the reduction of share capital, as described in Exhibit A- Item 5.2 and Exhibit B- Item.

IAS32.AG26

When preference shares are non-redeemable, the appropriate classification is determined by the other rights that attach to them. Classification is based on an assessment of the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. When distributions to holders of the preference shares, whether cumulative or non-cumulative, are at the discretion of the issuer, the shares are equity instruments. The classification of a preference share as an equity instrument or a financial liability is not affected by, for example:

(a) a history of making distributions;

(b) an intention to make distributions in the future;

(c) a possible negative impact on the price of ordinary shares of the issuer if distributions are not made (because of restrictions on paying dividends on the ordinary shares if dividends are not paid on the preference shares);

(d) the amount of the issuer’s reserves;

Under the Shareholders Agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. [Exhibit A- Item 2.2 Preferred Dividend Events]

Under the Shareholders Agreement 2015, the circumstances triggering a preferred dividend event, other than the redemption, the voluntary

The Company has concluded that its shares are in substance non-redeemable. Distributions to shareholders are discretionary or triggered by events within the control of the Company thus the company has the ability to avoid distributing cash or a variable number of shares except for the preferred B dividend rights granted to certain shareholders under the Shareholders Agreement 2015 which have been accounted for as a liability.

(e) an issuer’s expectation of a profit or loss for a period; or (f) an ability or inability of the issuer to influence the amount of its profit or loss for the period.

conversion and the decision on an automatic conversion by a majority of the shareholders with preferential rights, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company. Any such sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are allocated among the shareholders, taking into consideration the preferred dividend amount; the company does not receive or make any payments. Further, the likelihood that the company needs to effect cash payments to the shareholders on the basis of the redemption is remote. The conversion events mentioned above are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function. [Exhibit B- Item 2.2 Preferred Dividend Events]

The Shareholders Agreement 2015 includes the following provisions that are not included in the Shareholders Agreement 2009: (i) conversion events, some of which are not subject to a decision by the management or supervisory board or a majority decision by the shareholders’ meeting as part of the normal corporate governance function, that constitute a preferred dividend event, and (ii) all shareholders covenant to vote in favor of the requisite capital increase and the ultimate satisfaction of the preferred dividend rights following the occurrence of a specified triggering event. [Exhibit B- Item 2.5.1]

Refer also to Exhibit A- Item 3.1 and Exhibit B- Item 3.1 for a summary of the liquidation events that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit B- Item 4 for a summary of the conversion events that qualify as a preferred dividend event under the Shareholders Agreement 2015.

Refer also to Exhibit A- Item 5 and Exhibit B- Item 5 for a summary of the redemption provisions that qualify as a preferred dividend event under the Shareholders Agreements 2009 and 2015.

Refer also to Exhibit A- Item 2.4 and Exhibit B- Item 2.4 for a summary of the mechanics for the payment of a preferred dividend upon the occurrence of a preferred dividend event.

IAS32.AG27

The following examples illustrate how to classify different types of contracts on an entity’s own equity instruments:

(a) A contract that will be settled by the entity receiving or delivering a fixed number of its own shares for no future consideration, or exchanging a fixed number of its own shares for a fixed amount of cash or another financial asset, is an equity instrument (except as stated in paragraph 22A). Accordingly, any consideration received or paid for such a contract is added directly to or deducted directly from equity. One example is an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed amount of cash. However, if the contract requires the entity to purchase (redeem) its own shares for cash or another financial asset at a fixed or determinable

The shareholders agreement does not establish a mandatory redemption right for any individual holder of a common share. Such general redemption right is not permissible under Austrian law. Other than declared dividends, the only process available to shareholders to receive cash from the company and – in return – surrender their shares is by way of: (i) a capital decrease or (ii) a capital reduction against cancellation of shares. [Exhibit A- Item 5.1; Exhibit B- 5.1]

In the course of a capital decrease, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) provided that all creditors have been satisfied and/or collateral has been provided for their claims.

With respect to (a), the Company cannot be compelled to purchase its own shares for cash or a variable number of new shares at a fixed or determinable date or on demand.

With respect to (b), the Company cannot be compelled to purchase its own shares for cash or a variable number of shares.

Subsections (c) and (d) of IAS 32.AG27 are not applicable to the Company’s facts and circumstances.

date or on demand, the entity also recognises a financial liability for the present value of the redemption amount (with the exception of instruments that have all the features and meet the conditions in paragraphs 16A and 16B or paragraphs 16C and 16D). One example is an entity’s obligation under a forward contract to repurchase a fixed number of its own shares for a fixed amount of cash.

(b) An entity’s obligation to purchase its own shares for cash gives rise to a financial liability for the present value of the redemption amount even if the number of shares that the entity is obliged to repurchase is not fixed or if the obligation is conditional on the counterparty exercising a right to redeem (except as stated in paragraphs 16A and 16B or paragraphs 16C and 16D). One example of a conditional obligation is an issued option that requires the entity to repurchase its own shares for cash if the counterparty exercises the option.

(c) A contract that will be settled in cash or another financial asset is a financial asset or financial liability even if the amount of cash or another financial asset that will be received or delivered is based on changes in the market price of the entity’s own equity (except as stated in paragraphs 16A and 16B or paragraphs 16C and 16D). One example is a net cash-settled share option.

(d) A contract that will be settled in a variable number of the entity’s own shares whose value equals a fixed amount or an amount based on changes in an underlying variable (eg a commodity price) is a financial asset or a financial liability. An example is a written option

Once such a decision on a capital decrease is taken, a subset of detailed steps have to be followed, including, in particular, the convocation of all creditors and expiry of a three-month-waiting period. The amount of the capital decrease is finally distributed to all common shareholders on a pro rate a basis.

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and resolution of the shareholders’ meeting. [Exhibit A- Item 5.2; Exhibit B- Item 5.2]

A capital reduction by way of cancellation of shares is only permitted (i) when it has been provided for in the company’s articles of association (compulsory collection), or (ii) when the shareholders’ meeting approves a repurchase of own shares for the purpose of their cancellation. The articles of association of the company do not foresee a (mandatory or discretionary) capital reduction by way of cancellation of shares. As such, the cancellation can only be made by way of a reduction of the share capital. [Exhibit A- Item 5.3; Exhibit B- Item 5.3]

to buy gold that, if exercised, is settled net in the entity’s own instruments by the entity delivering as many of those instruments as are equal to the value of the option contract. Such a contract is a financial asset or financial liability even if the underlying variable is the entity’s own share price rather than gold. Similarly, a contract that will be settled in a fixed number of the entity’s own shares, but the rights attaching to those shares will be varied so that the settlement value equals a fixed amount or an amount based on changes in an underlying variable, is a financial asset or a financial liability.

IAS32.AG28	Paragraph 25 requires that if a part of a contingent settlement provision that could require settlement in cash or another financial asset (or in another way that would result in the instrument being a financial liability) is not genuine, the settlement provision does not affect the classification of a financial instrument. Thus, a contract that requires settlement in cash or a variable number of the entity’s own shares only on the occurrence of an event that is extremely rare, highly abnormal and very unlikely to occur is an equity instrument. Similarly, settlement in a fixed number of an entity’s own shares may be contractually precluded in circumstances that are outside the control of the entity, but if these circumstances have no genuine possibility of occurring, classification as an equity instrument is appropriate.

The Shareholders Agreements 2009 and 2015 do not establish a mandatory redemption right for any individual holder of a common share. Such general redemption right is not permissible under Austrian law. Other than declared dividends, the only process available to shareholders to receive cash from the company and – in return – surrender their shares is by way of: (i) a capital decrease or (ii) a capital reduction against cancellation of shares. [Exhibit A- Item 5.1; Exhibit B- 5.1]

In the course of a capital decrease, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) provided that all creditors have been satisfied and/or collateral has been provided for their claims.

Once such a decision on a capital decrease is taken, a subset of detailed steps have to be followed, including, in particular, the convocation of all creditors and expiry of a three-month-waiting period. The amount of the capital decrease is finally distributed to all common shareholders on a pro rate a basis.

The Company has concluded that the redemption provisions under Austrian Company Law and the Shareholders Agreements 2009 and 2015 have no genuine possibility of occurring and thus classification as an equity instrument is appropriate.

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and resolution of the shareholders’ meeting. [Exhibit A- Item 5.2; Exhibit B- Item 5.2]

A capital reduction by way of cancellation of shares is only permitted (i) when it has been provided for in the company’s articles of association (compulsory collection), or (ii) when the shareholders’ meeting approves a repurchase of own shares for the purpose of their cancellation. The articles of association of the company do not foresee a (mandatory or discretionary) capital reduction by way of cancellation of shares. As such, the cancellation can only be made by way of a reduction of the share capital. [Exhibit A- Item 5.3; Exhibit B- Item 5.3]

IAS32.AG37	The following example illustrates the application of paragraph 35 to a compound financial instrument. Assume that a non-cumulative preference share is mandatorily redeemable for cash in five years, but that dividends are payable at the discretion of the entity before the redemption date. Such an instrument is a compound financial instrument, with the liability component being the present value of the redemption amount. The unwinding of the discount on this component is recognised in profit or loss and classified as interest expense. Any dividends paid relate to the equity component and, accordingly, are recognised as a distribution of profit or loss. A similar treatment would apply if the redemption was not mandatory but at the	None of the specific sections of the Shareholders Agreements 2009 and 2015 nor the provisions of Austrian Company Law are applicable.	There is no fixed redemption price or amount that arises on the common shares or as a result of the Shareholders Agreements 2009 and 2015. The fixed or determinable amount relates solely to the preferred B dividend rights granted to certain shareholders under the Shareholders Agreement 2015 and these have been appropriately accounted for as a liability and the accretion of interest and any value changes accounted for as financial income or expense in accordance with IAS 32.35.

option of the holder, or if the share was mandatorily convertible into a variable number of ordinary shares calculated to equal a fixed amount or an amount based on changes in an underlying variable (eg commodity). However, if any unpaid dividends are added to the redemption amount, the entire instrument is a liability. In such a case, any dividends are classified as interest expense.

Exhibit A: Summary analysis of the shareholders agreement 2009

Shareholders Agreement 2009

Substance of clause	Austrian Company Law

1.	Executive Summary

•	Nabriva has solely issued common par-value shares with a nominal amount of EUR 1 as registered with the commercial register. No other class of shares has been issued by Nabriva.

•	The shareholders agreement 2009 sets out certain preferential rights for specific circumstances and as agreed among the shareholders on a contractual basis.

•	Any dividend payment by any company, irrespective of whether it is a statutory or preferred dividend, is subject to the availability of distributable profits shown as balance sheet profit in the annual financial statements. As of 31 December 2014, the balance sheet of Nabriva does not show any distributable profits under Austrian commercial law but accumulated losses in an amount of approx. EUR 96.9 million. Neither under Austrian law nor under the shareholders agreement 2009, the company is required to declare a dividend even if it had distributable profits.

•	In case no distributable profits are available, the shareholders agreement 2009 contemplates the issuance of new shares against payment of a capital contribution to achieve a corresponding economic effect. The implementation thereof is subject to a vote of the shareholders’ meeting.

•	The shareholders agreement 2009 cannot, in a legally binding manner, create any direct obligations of the company to effect payments to shareholders if there are no distributable profits. Further, the issuance of any (new) shares would inter alia require a capital contribution to effect such capital increase. The issuance of shares without any consideration would violate Austrian capital maintenance laws.

•	The implementation of all rights of the shareholders vis-á-vis the company as provided for under the shareholders agreement 2009 are in any case subject to an agreement/vote of at least 50% of the shareholders. Further, additional requirements, such as decisions by the management / supervisory board, must be complied with as a matter of statutory law in order to effect the implementation of certain measures.

2. Section 4.3 – Preferred Dividend Rights 2.1 Overview / Process

The “preferred A shareholders” (i.e., holders of common shares with certain contractual preference rights pursuant to the shareholders agreement 2009) are entitled to receive a “preferred dividend” (such dividend being solely contractually agreed under the shareholders agreement 2009, but not provided for as a matter of statutory law) of 8% of the respective share purchase price for each business year (starting with and including the business year 2009) in preference to holders of common shares without preferential rights upon the occurrence of certain events.

Such preferred dividend shall, under the terms of the shareholders agreement 2009, be allocated to a “reserve” and shall only become due and owing to the holders of preferred shares upon a preferred dividend event.

Pursuant to § 52 of the Austrian Stock Corporation Act (Aktiengesetz; AktG), no payments can be made to shareholders by a company except for the distribution of profits as further specified therein (see below in detail, item 2.4.1).

In summary: In the case at hand this means that the shareholders with preferential rights would get their “preferred dividend” in cash primarily (and as a practical matter) in case of a sale of assets and/or the sale of shares in the company in such way that the selling shareholders would allocate the proceeds amongst themselves as set out in the shareholders agreement 2009 in order to provide each shareholder with preferential rights inter alia with the preferred dividend.

The “reserve” provided for under the shareholders agreement 2009 is not a balance sheet position, but has solely been introduced as a contractual means to reflect the underlying commercial understanding of the parties with respect to the preferred dividend determination, if any. Unlike mandatory reserves (such as the capital reserve, retained earnings) this (fictional) “reserve” is neither provided for under Austrian GAAP nor under Austrian corporate law.

The holders of the common shares with preferential rights would not be entitled to request payment of the amount accrued in the reserve. Any payments to shareholders could only be effected upon the occurrence of a preferred dividend event and subject to the shareholders’ meeting approving such measure with at least 50% plus one vote.

For the “payment” of a preferred dividend, the following process is provided for under the shareholders agreement 2009:

•	the occurrence of a preferred dividend event;

•	a decision of shareholders with preferential rights holding 50% or more, opting for either a cash payment or the issuance of new shares; and

•	the implementation of such measures, subject to Austrian law.

The implementation of any such measures is subject to the prerequisites under Austrian law.

The “preferred dividend” is a contractual concept aimed at providing the holders of common shares with contractual preferential rights in case of a preferred dividend event. Such “preferred dividend” could be a cash dividend distributed by the company, a preferential allocation of proceeds, additional shares issued in the company or additional shares issued in the surviving entity in case of a statutory merger.

2.2	Preferred Dividend Events

The following events qualify as a preferred dividend event pursuant to the shareholders agreement 2009:

(i)	liquidation events (section 4.4.1), i.e.

a.	an exclusive license of or the sale or other disposal of 50% or more of the assets of the company;

A license or sale of the company’s assets to a third party is a decision to be taken by the management board and may be subject to the prior approval by the supervisory board. Further, if the assets to be sold comprise substantially all assets of a company (approx. 75% of all assets of a company), such sale is subject to a consenting vote of the shareholders’ meeting.

b.	a sale or other disposal (excluding pledges) of 50% or more of the shares in the company by existing shareholders;

Any sale or other disposal of their own shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are received by the shareholders; the company does not receive any payments. The total proceeds of the sale are then distributed between the shareholders based on the calculation of the liquidation preference and the preferred dividend. No shareholder is entitled to receive a fixed amount of the proceeds.

In this case, the company has neither an obligation to make any payment to the shareholders nor to issue a variable number of the company shares.

c.	a merger of the company with any third party;

The Austrian Stock Corporation Act prescribes detailed compulsory procedures for statutory mergers (§§ 219 subs. AktG). A merger requires that the management board of the company concludes a merger agreement. Further, any merger is subject to a qualified majority vote of 75% by the shareholders’ meeting, accompanied by a series of acts to be performed by the corporate bodies of the company (management board, supervisory board and shareholders’ meeting), in particular the approval of the supervisory board, prior to the accomplishment of the merger.

d.	a consolidation, liquidation, winding up or any other form of dissolution of the company;

The Austrian Stock Corporation Act prescribes detailed compulsory procedures for liquidations (§ 203 AktG). A liquidation is subject to a qualified majority vote of 75 % by the shareholders’ meeting and needs to be accompanied by a series of other acts (e.g. creditor notification, registration process) prior to the accomplishment of the liquidation.

(ii)	redemption (section 4.8), i.e.

a.	holders of 50% or more of the preferred A shares opt to redeem their shares;

b.	holders of 50% or more of the preferred A extension shares opt to redeem their shares;

Under Austrian corporate law, a redemption of shares is generally prohibited (§ 52 AktG). The only process available to shareholders to “redeem” their shares, i.e. receive cash from the company against surrender of their shares is by way of a capital decrease or a capital reduction against cancellation of shares. Both procedures require a resolution of the shareholders’ meeting of the company. Under Austrian law, all shareholders of stock corporations are statutorily entitled to resolve on a capital reduction (subject to applicable majority requirements).

In the course of a capital reduction, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) to the extent there is sufficient cash and provided that all creditors have been satisfied and/or collateral has been provided for their claims (see also item 5 below for further details).

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and respective resolution of the shareholders’ meeting.

(iii)	resolution of the shareholders’ meeting for a preferred dividend payment.

Any shareholders’ resolution can only be adopted in a shareholders’ meeting as a corporate body of the company.

Conclusion:

Under the shareholders agreement 2009, the circumstances triggering a preferred dividend event, other than the redemption, are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the Company or, in the case of a share disposal, require a 50% majority of the shareholders. In the latter case, however, no payment is effected by the company.

2.3	Decision of shareholders with preferential rights

Upon the occurrence of a preferred dividend event, a vote of 50% of the holders of shares with preferential rights is required to decide whether the holders receive cash or shares.

In case of a preferred dividend event, the holders of the shares with preferential rights need to decide (by way of a simple majority decision) on whether the preferred dividend shall be paid in cash or whether shares shall be distributed.

Such decision is not a decision for the shareholders’ meeting as a corporate body to take. Rather, it is a decision of the parties to the shareholders agreement.

As in the case at hand, where there are no distributable profits, a shareholder resolution deciding on a preferred dividend in cash is not permissible. Therefore, the shareholders with preferential rights would normally request to subscribe additional new shares.

2.4	Implementation of the measures

2.4.1	“Payment” of a preferred divided by way of a statutory dividend distribution

A cash payment of the preferred dividend is only permissible to the extent (i) permitted by Austrian law and (ii) the company provides for a sufficient amount of distributable profits.

In essence, the payment of a dividend under Austrian law requires (i) a sufficient amount of balance sheet profit displayed in the annual financial statements; (ii) a proposal by the management board to distribute a dividend; and (iii) a resolution by the shareholders’ meeting with respect to such distribution.

The management board is tasked with the preparation of the annual financial statements. In the process of which, the management board decides whether any profit is displayed as balance sheet profit or is allocated to reserves (Gewinnrücklage).

The general shareholders’ meeting (ordentliche Hauptversammlung) is the decisive body of all Austrian stock corporations for collective decisions of the shareholders for issues regarding the Austrian Stock Corporation Act (§ 102 (1) AktG).

Pursuant to § 104 AktG, the shareholders are entitled (and required) to vote inter alia on the following issues within the general shareholders’ meeting:

(i)	the approval of the annual accounts;

(ii)	the acceptance or non-acceptance of the proposed resolution on the utilisation of the balance sheet profit, e.g. the distribution of a dividend, (as prepared and proposed by the management board and authorised by the supervisory board) or the carrying forward of such balance sheet profit; a proposal for such resolution can only be made in case a balance sheet profit is available; and

(iii)	the exoneration (Entlastung) of the members of the management board and supervisory board.

These decisions are taken with a simple majority vote, unless the company’s articles of association specify a higher majority requirement (a decrease of the majority requirement is, on the other hand, not permissible). Nabriva’s articles of association do not specify such higher majority requirement.

From an Austrian corporate law perspective, Nabriva has only issued common par-value shares with a nominal amount of EUR 1 (irrespective of contractually agreed preferential rights of certain shareholders). According to the mandatory principle of the proportionality of shares, each holder of a common share is entitled to one vote per share in the shareholders’ meeting (§ 12 AktG).

According to § 104 AktG, the shareholders can either (i) accept the proposal on the declaration of a dividend made by the management and supervisory board, (ii) reject it, or (iii) reduce the amount of the distributed dividend to an amount between zero and the proposed amount.

A minority of shareholders representing at least 5% of the paid-in share capital (§ 109 (1) AktG) can request that a further item with regard to potential dividend declarations is added to the agenda of the next general shareholders’ meeting by the management board. If the distribution of dividends is already mentioned as an item on the agenda of the next general shareholders’ meeting prepared by the management board, a minority of shareholders representing at least 1% of the paid-in share capital (§ 110 (1) AktG), can propose a resolution on the distribution of a dividend different to the resolution proposed by the management and supervisory board.

The decision on such minority shareholders’ proposals for the distribution of dividends can – as the resolutions proposed by the management board – either be accepted, rejected or partly accepted by the shareholders’ meeting.

Both, the proposal for a resolution on the distribution of a dividend by the management and the supervisory board and by the minority shareholders, can only be made in case and to the extent that the balance sheet of the company displays a balance sheet profit.

The decision taken with regard to the distribution of a dividend by the shareholders’ meeting is binding for all shareholders (irrespective of whether they have a contractual preferred dividend right or not) and the management of the company.

Conclusion:

Decisions on dividend payments to shareholders can only be taken by the shareholders as a collective body within the corporate governance procedures set out by the Austrian Stock Corporation Act. No obligation to effect a dividend payment to a shareholder without observing the corporate procedures set out above can be created by the contractual provisions of the shareholders agreement.

Any dividend payment is subject to (i) sufficient balance sheet profit; (ii) a proposal by the management board to distribute a dividend; and (iii) a majority vote of all shareholders in a general shareholders’ meeting (irrespective of any contractually agreed preference rights). No individual shareholder can request any company to pay any dividend.

2.4.2	“Payment” of preferred dividend by means of a capital increase

New shares – to the extent possible and legally permitted – can be issued by way of (i) a capital increase pursuant to the Austrian Act of Capital Adjustment (Kapitalberichtigungsgesetz; KapBG) or (ii) by way of an ordinary capital increase. All holders of common shares have agreed to vote in favour of such capital increase, to waive their subscription right and to transfer the new shares to the existing holders of shares with preferential rights without payment.

Both, the capital increase pursuant to the KapBG and by way of an ordinary capital increase require a resolution of the shareholders’ meeting with a majority of 50% of the share capital represented at the respective meeting (pursuant to Nabriva’s articles of association).

Capital increase pursuant to KapBG

A capital increase pursuant to the KapBG can only be made to the extent unappropriated reserves (offene Rücklagen) and profits carried forward are displayed and available in the last annual financial statements; any loss (including any loss carried forward) displayed in the annual financial statements needs to be deducted when assessing whether sufficient profit and/or unappropriated reserves are available.

Ordinary capital increase

An ordinary capital increase can only be made to the extent further contributions (either in cash or in-kind) to the company’s equity are made by existing or new shareholders.

In the shareholders agreement 2009, all shareholders have agreed to vote in favour of an ordinary capital increases if such capital increase is effected for the payment of the preferred dividend (and subject to payment of the nominal amount of EUR 1 for each share to be issued).

However, any (negative) vote casted in violation of the provisions of the shareholders agreement is valid and does not affect the validity of the resolution. Still, the respective shareholder would be liable for any damage caused.

3.	Section 4.4 – Liquidation Preference

3.1	Liquidation Events

Liquidation events pursuant to section 4.4.1 of the shareholders agreement 2009 are:

(i)	license, sale or other disposal of 50% or more of the assets of the company;

See above, item 2.2.

(ii)	sale or disposal of 50% or more of the shares in the company;

See above, item 2.2

(iii)	third party merger; and

See above, item 2.2.

(iv)	consolidation, liquidation, winding-up or other form of dissolution of the company.

See above, item 2.2.

3.2	Liquidation Preference

Section 4.4.2 explains how much cash the holders of common shares with preferential rights will receive of the proceeds of a liquidation event, i.e. the consideration and other proceeds received by the company or any shareholder, as the case may be, as a result of the liquidation event.

All liquidation events lead to the distribution of the proceeds received by the shareholders (in the case of a sale/disposal of shares) or, in all other cases, by the company. In case the liquidation event does not cause the termination of the company, such payment by the company is subject to the procedure for the distribution of dividends, as described above under 2.4.1, or the procedure for the reduction of share capital, as described below under 5.2.

The company “pays out” these funds to the shareholders as a collective in accordance with their statutory dividend entitlement (which corresponds to their pro rata shareholding in the company), who then distribute the proceeds among themselves in line with the contractually agreed liquidation preferences, by taking into account any preferred dividends.

4.	Section 4.5 – Conversion

This section stipulates two different cases of conversion:

(i)	Voluntary: Each common shareholder with preferential rights can choose to waive its preferential rights.

(ii)	Automatic: In case of a closing of an IPO, an automatic conversion to common shares takes place and the preferred rights of the shareholders are forfeit.

There is no specific impact from an Austrian corporate law perspective as, from a legal point of view, the conversion of preferential shares to common shares under the shareholders agreement 2009 does not constitute a change of a class of shares, but a termination/waiver of contractually agreed preferential rights of certain common shareholders. The nature/class of the underlying shares does not change by such “conversion”, but remains that of a common share.

In this section, the parties to the shareholders agreement 2009 have expressly acknowledged the possibility that an individual holder of a common share with contractually agreed preferential rights may renounce such contractual rights voluntarily or may be forced to renounce them under certain circumstances, e.g. in the event of an IPO. This change of rights of a shareholder is an act under Austrian contract law and does not affect the corporate law status.

The conversion ratio in case of an anti-dilutive event is detailed in section 4.6 and shall lead to an additional issuance of shares to the extent possible and permitted by law.

§ 153 AktG determines that, in case equity or profit participation rights are issued, all existing shareholders must be offered a pro rata part of the new shares in the company.

This is acknowledged in the shareholders agreement 2009 which sets out in detail how this provision shall be complied with: The “transfer” of newly issued shares only occurs (i) after the shares have been issued by the company on a pro rata basis to the shareholders and (ii) amongst the shareholders and does not affect the sphere of the company or the application of the Austrian Stock Corporation Act.

Conclusion:

The provisions regarding the “conversion” right do not alter the nature of the common shares (with or without contractually agreed preferential rights) and do not create any obligation whatsoever on the part of the company.

5.	Section 4.8 –Redemption

5.1	Overview

Holders of shares with preferential rights have redemption rights.

At any time before an IPO or a liquidation event (but in no event before 1 January 2013):

(i)	holders of 50% or more of the preferred A shares can redeem their shares if legally permissible; and

(ii)	holders of 50% or more of the preferred A extension shares can redeem their shares if legally permissible.

Under Austrian corporate law, a redemption of shares is generally prohibited (§ 52 AktG).

The section expressly stipulates that the redemption must take place in accordance with Austrian law and, in particular, the Austrian Stock Corporation Act.

Other than declared dividends, the only process available to shareholders to receive cash from the company and – in return – surrender their shares is by way of:

(i)	a capital decrease; or

(ii)	a capital reduction against cancellation of shares.

Both procedures are regulated in detail by the Austrian Stock Corporation Act and cannot be triggered by an individual holder of a common share (irrespective of whether such shareholder has contractually been granted preferential rights or mandatory redemption rights).

Any capital reduction would only entitle the shareholders to receive a nominal amount of EUR 1 per share. In case the shareholders with preferential rights do not receive the entire redemption price by allocation of the nominal amount between the shareholders, a further distribution of a statutory dividend could be effected. Such dividend is subject to the corporate procedures set out above.

5.2	“Redemption” by way of capital decrease

The procedures for a capital decrease are set out in § 175 AktG. A decision to implement a capital decrease in an Austrian stock corporation is subject to a vote of the shareholders’ meeting with a qualified majority of 75%. All shareholders (irrespective of their contractual preferential rights) have one vote per share.

Under Austrian law, all shareholders of stock corporations are statutorily entitled to resolve on a capital reduction (subject to applicable majority requirements).

In the course of a capital reduction, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) provided that all creditors have been satisfied and/or collateral has been provided for their claims.

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and resolution of the shareholders’ meeting.

Once a decision on the capital decrease is taken, a subset of detailed steps have to be followed, including, in particular, the convocation of all creditors and expiry of the three-month-waiting period. The amount of the capital decrease is finally distributed to all common shareholders on a pro rata basis.

5.3	“Redemption” by way of capital reduction due to the cancellation of shares

A capital reduction by way of cancellation of shares is only permitted (i) when it has been provided for in the company’s articles of association (compulsory collection), or (ii) when the shareholders’ meeting approves a repurchase of own shares for the purpose of their cancellation.

If the conditions for the compulsory collection of shares have already been set out in detail in the articles of association, no resolution of the shareholders’ meeting is required. In case the articles of association only allow the collection of shares, a resolution of the shareholders’ meeting with a quorum of 75% of the represented share capital is required.

The articles of association of the company do not foresee a (mandatory or discretionary) capital reduction by way of cancellation of shares.

The repurchase of shares for the purpose of their cancellation requires a decision of the shareholders’ meeting. The cancellation can only be made by way of a reduction of the share capital. This process would require the convocation of creditors and the expiry of a three-month-waiting period. This process, however, may be used only if the company has sufficient balance sheet profit or distributable reserves (otherwise available for distribution to the shareholders).

Conclusion:

The shareholders agreement does not establish a mandatory redemption right for any individual holder of a common share. Such general redemption right is not permissible under Austrian law.

The only available mechanism to effect any payment to a shareholder is by way of a capital decrease (by way of an ordinary capital decrease or a capital reduction due to the cancellation of shares), which is subject to a vote of the shareholders’ meeting as the corporate body of the company.

If such decision on a capital decrease was adopted, all common shareholders (with or without preference rights) would be bound to the decision taken by the shareholders’ meeting and would have to follow through the redemption process without exception.

If the shareholders’ meeting does not achieve the required minimum threshold quorum, no capital decrease can be effected. The negative decision of the shareholders’ meeting cannot be reversed by individual shareholders with contractual (mandatory) preferential rights.

6.	Relation of provisions on preferred dividend, liquidation and redemption

Preferred dividend – liquidation / redemption

In both, a liquidation or a redemption event, the preferred dividend amount is calculated and considered in determining how any proceeds are distributed between the shareholders rather than distributed to the shareholders as a separate payment (in cash or new shares).

The liquidation proceeds are allocated among the shareholders as set out in the shareholders agreement 2009 and in accordance with the calculated liquidation preference. The calculation of the liquidation preference also includes the preferred dividend. In such way, the shareholder’s entitlement to receive a preferred dividend is satisfied. The liquidation preference – if payable by the company – can only be paid to the shareholders to the extent sufficient balance sheet profit for distribution is available.

The “redemption price” for each share shall equal the purchase price plus all accrued and unpaid preferred dividends. Therefore, in case of a redemption, the shareholder entitlement to receive a preferred dividend is satisfied by payment of the redemption price. The redemption price can only be paid to the shareholders to the extent it is covered by the amounts distributed in the course of the capital decrease and further sufficient balance sheet profit for distribution is available.

Liquidation – redemption

The redemption events can only occur as long as no liquidation event has occurred.

Exhibit B: Summary analysis of the shareholders agreement 2015

Shareholders Agreement 2015

Substance of clause	Austrian Company Law

1.	Executive Summary

•	Nabriva has solely issued common par-value shares with a nominal amount of EUR 1 as registered with the commercial register. No other class of shares has been issued by Nabriva.

•	Any dividend payment by a company, irrespective of whether it is a statutory or preferred dividend, is subject to the availability of distributable profits shown as balance sheet profit in the annual financial statements. As of 31 December 2014, the balance sheet of Nabriva does not show any distributable profits under Austrian commercial law but accumulated losses in an amount of approx EUR 96.9 million. Neither under Austrian law nor under the shareholders agreement 2015, the company is required to declare a dividend even if it had distributable profits.

•	The shareholders agreement 2015 sets out certain preferential rights for specific circumstances and as agreed among the shareholders on a contractual basis.
•	In case no distributable profits are available, the shareholders agreement 2015 contemplates the issuance of new shares against payment of a capital contribution to achieve a corresponding economic effect. The implementation thereof is subject to a vote of the shareholders’ meeting.

•	The shareholders agreement 2015 cannot, in a legally binding manner, create any direct obligations of the company to effect payments to shareholders if there are no distributable profits. Further, the issuance of any (new) shares would inter alia require a capital contribution to effect such capital increase. The issuance of shares without any consideration would violate Austrian capital maintenance laws.

•

The implementation of all rights of the shareholders vis-á-vis the company as provided for under the shareholders agreement 2015 are in any case subject to an agreement/vote of at least 50% of the shareholders. However, in the case of the cash payment of the preferred dividend, the shareholders have covenanted to vote in favour of such distribution, provided that sufficient distributable profit is available. Further, additional requirements, such as decisions by the management / supervisory board, must be complied with as a matter of statutory law in order to effect the implementation of certain measures.

2.	Section 4.3 – Preferred Dividend Rights

2.1	Overview / Process

The “preferred B shareholders” (i.e., holders of common shares with certain contractual preference rights pursuant to the shareholders agreement 2015) are entitled to receive a “preferred dividend” (such dividend being solely contractually agreed under the shareholders agreement 2015, but not provided for as a matter of statutory law) of 8% of the respective share purchase price for each business year in preference to holders of common shares without preferential rights and to the “preferred A shareholders” (i.e., holders of common shares with certain contractual preference rights pursuant to the shareholders agreement 2009) upon the occurrence of certain events.

For the “payment” of a preferred dividend, the following process is provided for under the shareholders agreement 2015:

•	the occurrence of a preferred dividend event;

•	a decision of shareholders with preferential rights holding 60% or more, opting for either a cash payment or the issuance of new shares; and

•	the implementation of such measures, subject to Austrian law.

Pursuant to § 52 of the Austrian Stock Corporation Act (Aktiengesetz; AktG), no payments can be made to shareholders by a company except for the distribution of profits as further specified therein (see below in detail, item 2.4.1).

In summary: In the case at hand this means that the shareholders with preferential rights would get their “preferred dividend” in cash primarily (and as a practical matter) in case of a sale of assets and/or the sale of shares in the company in such way that the selling shareholders would allocate among themselves as set out in the shareholders agreement 2015 the proceeds in order to provide each shareholder with preferential rights inter alia with the preferred dividend.

The implementation of any such measures is subject to the prerequisites under Austrian law.

The “preferred dividend” is a contractual concept aimed at providing the holders of common shares with contractual preferential rights in case of a preferred dividend event. Such “preferred dividend” could be a cash dividend distributed by the company, a preferential allocation of proceeds, additional shares issued in the company or additional shares issued in the surviving entity in case of a statutory merger.

2.2	Preferred Dividend Events

The following events qualify as a preferred dividend event pursuant to the shareholders agreement 2015:

(i)	liquidation events (section 4.4), i.e.

a.	an exclusive license of or the sale, the lease or other disposal of all or substantially all of the assets of the company;

A license or sale of the company’s assets to a third party is a decision to be taken by the management board and may be subject to the prior approval by the supervisory board and the shareholders’ meeting.

b.	a sale or other disposal (excluding pledges) of 50% or more of the voting power in the company in any transaction to which the company is a party (with the exception of transactions for bona fide equity financing purposes in which cash is received by the company or indebtedness of the company is cancelled or converted);

Any sale or other disposal of the voting power, i.e. their shares in the company is in the discretion of each shareholder. The proceeds from a sale of existing shares are received by the shareholders; the company does not receive any payments. The total proceeds of the sale are then distributed between the shareholders based on the calculation of the liquidation preference and the preferred dividend. No shareholder is entitled to receive a fixed amount of the proceeds.

In this case, the company has neither an obligation to make any payments to the shareholders nor to issue a variable number of company shares.

c.	a merger or consolidation of the company with any third party (with the exception of mergers or consolidations in which the shares in the company continue to represent a majority of the voting power of the surviving entity);

The Austrian Stock Corporation Act prescribes detailed compulsory procedures for statutory mergers (§§ 219 subs. AktG). A merger requires that the management board of the company concludes a merger agreement. Further, any merger is subject to a qualified majority vote of 75% by the shareholders’ meeting, accompanied by a series of acts to be performed by the corporate bodies of the company (management board, supervisory board and shareholders’ meeting), in particular the approval of the supervisory board, prior to the accomplishment of the merger.

d.	a liquidation, winding up or any other form of dissolution of the company;

The Austrian Stock Corporation Act prescribes detailed compulsory procedures for liquidations (§ 203 AktG). A liquidation is subject to a qualified majority vote of 75 % by the shareholders’ meeting and needs to be accompanied by a series of other acts (e.g. creditor notification, registration process) prior to the accomplishment of the liquidation.

(ii)	conversion (section 4.5), i.e.

a.	a shareholder with preferential rights waives its preferential rights (voluntary conversion);

A shareholder can chose to waive its preferential rights and thus, effect the conversion of his own shares. In such case, the preferred dividend event is only effected with regard to the waiving shareholder and only he may receive the preferred dividend (subject to the Austrian corporate governance procedures, as set out below under item 2.5.1).

b.	the consent to such conversion of the holders of at least 60% of the shares with preferential rights (automatic conversion);

In case the holders of at least 60% of the shares with preferential rights agree, a preferred dividend event is triggered for all shareholders with preferential rights.

c.	the closing of a qualified public offering (automatic conversion);

d.	the consent of the requisite new investors to such conversion in connection with any initial public offering (automatic conversion).

Items (c) and (d) constitute a preferred dividend event for all shareholders with preferential rights. Both cases require an initial public offering (IPO), the qualified public offering being a special case of an IPO. For an IPO, resolutions of the management board and the supervisory board are required.

(iii)	redemption (section 4.8), i.e.

a.	holders of 50% or more of the preferred B shares opt to redeem their shares;

b.	holders of 50% or more of the preferred B extension shares opt to redeem their shares;

Under Austrian corporate law, a redemption of shares is generally prohibited (§ 52 AktG). The only process available to shareholders to “redeem” their shares, i.e. receive cash from the company against surrender of their shares is by way of a capital decrease or a capital reduction against cancellation of shares. Both procedures require a resolution of the shareholders’ meeting of the company. Under Austrian law, all shareholders of stock corporations are statutorily entitled to resolve on a capital reduction (subject to applicable majority requirements).

In the course of a capital reduction, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) to the extent there is sufficient cash and provided that all creditors have been satisfied and/or collateral has been provided for their claims (see also item 5 below for further details).

Further payments in excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and respective resolution of the shareholders’ meeting.

(iv)	resolution of the shareholders’ meeting regarding a preferred dividend.

Any shareholders’ resolution can only be adopted in a shareholders’ meeting as a corporate body of the company.

Conclusion:

Under the shareholders agreement 2015, the circumstances triggering a preferred dividend event – other than the redemption, the voluntary conversion and the decision on the automatic conversion by a majority of the shareholders with preferential rights – are subject to a decision by the management board, a majority decision by the shareholders’ meeting as part of the normal corporate governance function of the company or, in the case of a share disposal, require a 50% majority of the shareholders to sell their shares. In the latter case, however, no payment is effected by the company.

2.3	Decision of shareholders with preferential rights

Upon the occurrence of a preferred dividend event, a vote of 60% of the holders of shares with preferential rights is required to decide whether the holders receive cash or shares.

In case of a preferred dividend event, the holders of the shares with preferential rights need to decide (by way of a 60% majority decision) on whether the preferred dividend shall be paid in cash or whether shares shall be distributed.

Such decision is not a decision for the shareholders’ meeting as a corporate body to take. Rather, it is a decision of the parties to the shareholders agreement.

As in the case at hand. where there are no distributable profits, a shareholder resolution deciding on a preferred dividend in cash is not permissible. Therefore, the shareholders with preferential rights would normally request to subscribe additional new shares.

2.4	Implementation of the measures

2.4.1	“Payment” of a preferred divided by way of a statutory dividend distribution

A cash payment of the preferred dividend is only permissible to the extent (i) permitted by Austrian law and (ii) the company provides for a sufficient amount of distributable profits.

In essence, the payment of a dividend under Austrian law requires (i) a sufficient amount of balance sheet profit displayed in the annual financial statements; (ii) a proposal by the management board to distribute a dividend; and (iii) a resolution by the shareholders’ meeting with respect to such distribution.

The management board is tasked with the preparation of the annual financial statements. In the process of which, the management board decides whether any profit is displayed as balance sheet profit or is allocated to reserves (Gewinnrücklage).

The general shareholders’ meeting (ordentliche Hauptversammlung) is the decisive body of all Austrian stock corporations for collective decisions of the shareholders for issues regarding the Austrian Stock Corporation Act (§ 102 (1) AktG).

Pursuant to § 104 AktG, the shareholders are entitled (and required) to vote inter alia on the following issues within the general shareholders’ meeting:

(i)	the approval of the annual accounts;

(ii)	the acceptance or non-acceptance of the proposed resolution on the utilisation of the balance sheet profit, e.g. the distribution of a dividend, (as prepared and proposed by the management board and authorised by the supervisory board) or the carrying forward of such balance sheet profit; a proposal for such resolution can only be made in case a balance sheet profit is available; and

(iii)	the exoneration (Entlastung) of the members of the management board and supervisory board.

These decisions are taken with a simple majority vote, unless the company’s articles of association specify a higher majority requirement (a decrease of the majority requirement is, on the other hand, not permissible). Nabriva’s articles of association do not specify such higher majority requirement.

From an Austrian corporate law perspective, Nabriva has only issued common par-value shares with a nominal amount of EUR 1 (irrespective of contractually agreed preferential rights of certain shareholders). According to the mandatory principle of the proportionality of shares, each holder of a common share is entitled to one vote per share in the shareholders’ meeting (§ 12 AktG).

According to § 104 AktG, the shareholders can either (i) accept the proposal on the declaration of a dividend made by the management and supervisory board, (ii) reject it, or (iii) reduce the amount of the distributed dividend to an amount between zero and the proposed amount.

A minority of shareholders representing at least 5% of the paid-in share capital (§ 109 (1) AktG) can request that a further item with regard to potential dividend declarations is added to the agenda of the next general shareholders’ meeting by the management board. If the distribution of dividends is already mentioned as an item on the agenda of the next general shareholders’ meeting prepared by the management board, a minority of shareholders representing at least 1% of the paid-in share capital (§ 110 (1) AktG), can propose a resolution on the distribution of a dividend different to the resolution proposed by the management and supervisory board.

The decision on such minority shareholders’ proposals for the distribution of dividends can – as the resolutions proposed by the management board – either be accepted, rejected or partly accepted by the shareholders’ meeting.

Both, the proposal for a resolution on the distribution of a dividend by the management and the supervisory board and by the minority shareholders, can only be made in case and to the extent that the balance sheet of the company displays a balance sheet profit.

The decision taken with regard to the distribution of a dividend by the shareholders’ meeting is binding for all shareholders (irrespective of whether they have a contractual preferred dividend right or not) and the management of the company.

All shareholders have covenanted to vote in favour of, consent to or otherwise approve the payment of any and all declared but unpaid preferred dividends, if any, upon a preferred dividend event.

Upon the occurrence of a preferred dividend event, the shareholders have covenanted to agree to vote in favor of the requisite capital increase and the payment of the preferred divided. The latter resolution can, as set out above, only be adopted in case (i) the balance sheet displays a balance sheet profit and (ii) the respective payment of a dividend has been proposed by the management board or the shareholders meeting.

Conclusion:

Decisions on dividend payments to shareholders can only be taken by the shareholders as a collective body within the corporate governance procedures set out by the Austrian Stock Corporation Act. No obligation to effect a dividend payment to a shareholder without observing the corporate procedures set out above can be created by the contractual provisions of the shareholders agreement.

Any dividend payment is subject to (i) sufficient balance sheet profit; (ii) a proposal by the management board to distribute a dividend; and (iii) a majority vote of all shareholders in a general shareholders’ meeting (irrespective of any contractually agreed preference rights). No individual shareholder can request any company to pay any dividend.

2.4.2	“Payment” of preferred dividend by means of a capital increase

New shares – to the extent possible and legally permitted – can be issued by way of (i) a capital increase pursuant to the Austrian Act of Capital Adjustment (Kapitalberichtigungsgesetz; KapBG) or (ii) by way of an ordinary capital increase. All holders of common shares have agreed to vote in favour of such capital increase, to waive their subscription right and to transfer the new shares to the existing holders of shares with preferential rights without payment.

Both, the capital increase pursuant to the KapBG and by way of an ordinary capital increase require a resolution of the shareholders’ meeting with a majority of 50% of the share capital represented at the respective meeting (pursuant to Nabriva’s articles of association).

Capital increase pursuant to KapBG

A capital increase pursuant to the KapBG can only be made to the extent unappropriated reserves (offene Rücklagen) and profits carried forward are displayed and available in the last annual financial statements; any loss (including any loss carried forward) displayed in the annual financial statements needs to be deducted when assessing whether sufficient profit and/or unappropriated reserves are available.

Ordinary capital increase

An ordinary capital increase can only be made to the extent further contributions (either in cash or in-kind) to the company’s equity are made by existing or new shareholders.

In the shareholders agreement 2015, all shareholders have agreed to vote in favour of an ordinary capital increases if such capital increase is effected for the payment of the preferred dividend (and subject to payment of the nominal amount of EUR 1 for each share to be issued).

However, any (negative) vote casted in violation of the provisions of the shareholders agreement is valid and does not affect the validity of the resolution. Still, the respective shareholder would be liable for any damage caused.

3.	Section 4.4 – Liquidation Preference

3.1	Liquidation Events

Liquidation events pursuant to section 4.4.1 of the shareholders agreement 2015 are:

(i)	license, sale, lease or other disposal of all or substantially all of the assets of the company;

(ii)	sale or disposal of 50% or more of the voting power in the company in a

See above, item 2.2

See above, item 2.2

transaction to which the company is a party (with the exception of transactions for bona fide equity financing purposes in which cash is received by the company or indebtedness of the company is cancelled or converted);

(iii)	third party merger or consolidation (with the exception of mergers or consolidations in which the shares in the company continue to represent a majority of the voting power of the surviving entity); and

(iv)	liquidation, winding-up or other form of dissolution of the company.

See above, item 2.2

See above, item 2.2

3.2	Liquidation Preference

Section 4.4.2 explains how much cash the holders of common shares with preferential rights will receive of the proceeds of a liquidation event, i.e. the consideration and other proceeds received by the company or any shareholder, as the case may be, as a result of the liquidation event.

All liquidation events lead to the distribution of the proceeds received by the shareholders (in the case of a sale/disposal of shares) or, in all other cases, by the company. In case the liquidation does not cause the termination of the company, such payment by the company is subject to the procedure for the distribution of dividends, as described above under item 2.4.1, or the procedure for the reduction of share capital, as described below under item 5.2.

The company “pays out” these funds to the shareholders as a collective in accordance with their statutory dividend entitlement (which corresponds to their pro rata shareholding in the company), who then distribute the proceeds among themselves in line with the contractually agreed liquidation preferences, by taking into account any preferred dividends.

4.	Section 4.5 – Conversion

This section stipulates two different cases of conversion:

(i)	Voluntary: Each common shareholder with preferential rights can choose to waive its preferential rights.

(ii)	Automatic: In case of (i) a closing of an IPO or (ii) the consent to such conversion of at least 60% of the shareholders with preferential rights or (iii) the consent of the requisite new investors to such conversion in connection with any initial public offering, an automatic conversion to common shares takes place and the preferred rights of the shareholders are forfeit.

There is no specific impact from an Austrian corporate law perspective as, from a legal point of view, the conversion of preferential shares to common shares under the shareholders agreement 2015 does not constitute a change of a class of shares, but a termination/waiver of contractually agreed preferential rights of certain common shareholders. The nature/class of the underlying shares does not change by such “conversion”, but remains that of a common share.

In this section, the parties to the shareholders agreement 2015 have expressly acknowledged the possibility that an individual holder of a common share with contractually agreed preferential rights may renounce such contractual rights voluntarily or may be forced to renounce them under certain circumstances, e.g. in the event of an IPO. This change of rights of a shareholder is an act under Austrian contract law and does not affect the corporate law status.

The conversion ratio in case of an anti-dilutive event is detailed in section 4.6 and shall lead to an additional issuance of shares to the extent possible and permitted by law.

§ 153 AktG determines that, in case equity or profit participation rights are issued, all existing shareholders must be offered a pro rata part of the new shares in the company.

This is acknowledged in the shareholders agreement 2015 which sets out in detail how this provision shall be complied with: The “transfer” of newly issued shares only occurs (i) after the shares have been issued by the company on a pro rata basis to the shareholders and (ii) amongst the shareholders and does not affect the sphere of the company or the application of the Austrian Stock Corporation Act.

Conclusion:

The provisions regarding the “conversion” right do not alter the nature of the common shares (with or without contractually agreed preferential rights) and do not create any obligation whatsoever on the part of the company.

5.	Section 4.8 –Redemption

5.1	Overview

Holders of shares with preferential rights have redemption rights.

At any time before an IPO or a liquidation event:

(iii)	holders of 50% or more of the preferred B shares can redeem their shares if legally permissible; and

(iv)	holders of 50% or more of the preferred B extension shares can redeem their shares if legally permissible.

Under Austrian corporate law, a redemption of shares is generally prohibited (§ 52 AktG).

The section expressly stipulates that the redemption must take place in accordance with Austrian law and, in particular, the Austrian Stock Corporation Act.

Other than declared dividends, the only process available to shareholders to receive cash from the company and – in return – surrender their shares is by way of:

(i)	a capital decrease; or

(ii)	a capital reduction against cancellation of shares.

Both procedures are regulated in detail by the Austrian Stock Corporation Act and cannot be triggered by an individual holder of a common share (irrespective of whether such shareholder has contractually been granted preferential rights or mandatory redemption rights).

Any capital reduction would only entitle the shareholders to receive a nominal amount of EUR 1 per share. In case the shareholders with preferential rights do not receive the entire redemption price by allocation of the nominal amount between the shareholders, a further distribution of a statutory dividend could be effected. Such dividend is subject to the corporate procedures set out above.

5.2	“Redemption” by way of capital decrease

The procedures for a capital decrease are set out in § 175 AktG. A decision to implement a capital decrease in an Austrian stock corporation is subject to a vote of the shareholders’ meeting with a qualified majority of 75%. All shareholders (irrespective of their contractual preferential rights) have one vote per share.

Under Austrian law, all shareholders of stock corporations are statutorily entitled to resolve on a capital reduction (subject to applicable majority requirements).

In the course of a capital reduction, shareholders can only ask for repayment of their nominal share capital (EUR 1 per share) to the extent there is sufficient cash and provided that all creditors have been satisfied and/or collateral has been provided for their claims.

Further payments in the excess of the nominal amount can only be made to the shareholders in case there is sufficient profit displayed in the balance sheet and the respective corporate procedures for the payment of a statutory dividend have been observed, i.e. proposal for the distribution and resolution of the shareholders’ meeting.

Once a decision on the capital decrease is taken, a subset of detailed steps have to be followed, including, in particular, the convocation of all creditors and expiry of the three-month-waiting period. The amount of the capital decrease is finally distributed to all common shareholders on a pro rata basis.

5.3	“Redemption” by way of capital reduction due to the cancellation of shares

A capital reduction by way of cancellation of shares is only permitted (i) when it has been provided for in the company’s articles of association (compulsory collection), or (ii) when the shareholders’ meeting approves a repurchase of own shares for the purpose of their cancellation.

If the conditions for the compulsory collection of shares have already been set out in detail in the articles of association, no resolution of the shareholders’ meeting is required. In case the articles of association only allow the collection of shares, a resolution of the shareholders’ meeting with a quorum of 75% of the represented share capital is required.

The articles of association of the company do not foresee a (mandatory or discretionary) capital reduction by way of cancellation of shares.

The repurchase of shares for the purpose of their cancellation requires a decision of the shareholders’ meeting. The cancellation can only be made by way of a reduction of the share capital. This process would require the convocation of creditors and the expiry of a three-month-waiting period. This process, however, may be used only if the company has sufficient balance sheet profit or distributable reserves (otherwise available for distribution to the shareholders).

Conclusion:

The shareholders agreement does not establish a mandatory redemption right for any individual holder of a common share (even if a redemption right is contractually agreed upon). Such general redemption right is not permissible under Austrian law.

The only available mechanism to effect any payment to a shareholder is by way of a capital decrease (by way of an ordinary capital decrease or a capital reduction due to the cancellation of shares), which is subject to a vote of the shareholders’ meeting as the corporate body of the company.

If such decision on a capital decrease was adopted, all common shareholders (with or without preference rights) would be bound to the decision taken by the shareholders’ meeting and would have to follow through the redemption process without exception.

If the shareholders’ meeting does not achieve the required minimum threshold quorum, no capital decrease can be effected. The negative decision of the shareholders’ meeting cannot be reversed by individual shareholders with contractual (mandatory) preferential rights.

The company can therefore, via its corporate governance structure, avoid a repayment of a “redemption” amount.

6.	Relation of provisions on preferred dividend, liquidation and redemption

Preferred dividend – liquidation / redemption

In both, a liquidation or a redemption event, the preferred dividend amount is calculated and considered in determining how any proceeds are distributed between the shareholders rather than distributed to the shareholders as a separate payment (in cash or new shares).

The liquidation proceeds are allocated among the shareholders as set out in the shareholders agreement 2015 and in accordance with the calculated liquidation preference. The calculation of the liquidation preference also includes the preferred dividend. In such way, the shareholder’s entitlement to receive a preferred dividend is satisfied. The liquidation preference – if payable by the company – can only be paid to the shareholders to the extent sufficient balance sheet profit for distribution is available.

The “redemption price” for each share shall equal the purchase price plus all accrued and unpaid preferred dividends. Therefore, in case of a redemption, the shareholder entitlement to receive a preferred dividend is satisfied by payment of the redemption price. The redemption price can only be paid to the shareholders to the extent it is covered by the amounts distributed in the course of the capital decrease and further sufficient balance sheet profit for distribution is available.

Liquidation - redemption

The redemption event can only occur as long as no liquidation event has occurred.